Power & Digital Infrastructure Acquisition II Corp.

321 North Clark Street, Suite 2440

Chicago, Illinois 60654

October 2, 2023

VIA EDGAR

Attention:	Laura Veator
Stephen Krikorian
Austin Pattan
Jan Woo

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Power & Digital Infrastructure Acquisition II Corp.
Registration Statement on Form S-4
Filed August 9, 2023
File No. 333-273821

Ladies and Gentlemen:

This letter sets forth the response of Power & Digital Infrastructure Acquisition II Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 6, 2023, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

United States Securities and Exchange Commission

October 2, 2023

Registration Statement on Form S-4 filed August 9, 2023

Questions and Answers

What vote is required to approve each proposal at the special meeting?, page xvii

1.	Given that the Initial Stockholders, the Sponsor and XPDB’s directors have agreed to vote in favor of the proposals, please specify the percentage of votes by public or non-affiliated holders required to approve each of the proposals.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xvii, xviii, 3, 47 and 71 of the Revised Registration Statement.

Do any of XPDB’s directors or officers have interests in the business combination, page xviii

2.	Please revise to include the effective purchase price paid by the Initial Stockholders for the Founders Shares, both in the aggregate and on a per share basis.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xix, 4, 72 and 166 of the Revised Registration Statement.

3.	We note that you reference the reimbursement for out-of-pocket expenses incurred in connection with activities on your behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, advisory fees and consulting fees that will be paid to XMS Capital and TEP. Please revise to quantify the aggregate dollar amount of the fees due to XMS Capital and TEP. Similar revisions should be included in your discussion of related party transactions.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xix, 4, 103, 106, 110, 118, 167 and 208 of the Revised Registration Statement.

4.	We note that TEP, an affiliate of the SPAC Sponsor and a minority investor in Montana Technologies, is controlled by Patrick Eilers, a director of XPDB. Please disclose the aggregate dollar value of the shares that TEP will receive at the current exchange ratio.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xix, 5 and 167 of the Revised Registration Statement.

United States Securities and Exchange Commission

October 2, 2023

Risk Factors

Risks Related to Our Business and Our Industry

Our commercialization strategy relies heavily, page 20

5.	We note your statement that you depend on relationships with third parties. In this regard, it appears you have a development agreement with BASF and a joint venture agreement with CATL. Please describe the material terms of these agreements and file them as exhibits or tell us why they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 131, 132, 133 and 134 of the Revised Registration Statement and has filed the joint development agreement with BASF, the joint venture agreement with CATL, and the investment agreement with CATL as exhibits 10.13, 10.14, and 10.15, respectively, to the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements

Description of the Business Combination, page 55

6.	You disclose that the grants of the Earnout Shares will be dependent upon board approval to construct lines of production of coated contactors based upon demand from customer commitments beyond three lines of production in the base plan. However, your disclosure on page F-40 appears to indicate that the Earnout Shares will be issued upon achievement of certain milestones related to production capacity and anticipated annualized EBITDA of the Combined Company following Closing. Please revise your disclosures to describe all the conditions upon which Earnout Shares will be paid, the specific targets that must be met, and the associated shares that will be paid upon achievement of each target.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page the inside cover and pages xi, 1, 2, 56, 118, 119, 155 and 173 of the Revised Registration Statement.

7.	Tell us how you considered whether Earnout Shares payable to Montana Equityholders represent post combination compensation expense. In your response, please clarify: 1) whether continuing employment is required to earn the awards for any employees and, if so, the length of such required continued employment; 2) how compensation for Equityholders who are continuing employees was determined, including whether it is reasonable compared to other key employees who are not equity holders; and 3) whether all Equityholders will receive the same additional shares on a per share basis, including those who will continue as employees and those who will not.

RESPONSE:

The Company respectfully advises the Staff that Latham & Watkins LLP, counsel to Montana, has confirmed that approximately 9.0% of the total Earnout Shares are attributable to holders of Montana Options; therefore, they will be evaluated separately under Accounting Standards Codification Topic 718—Stock Compensation (“ASC 718”). According to Section 2.4(i) of the Merger Agreement,

“Notwithstanding anything in this Agreement to the contrary, any Earnout Stock issuable under this Section 2.4 in respect of a Company Option that was outstanding as of immediately prior to the Effective Time shall be issued to the holder of such Company Option only if such holder continues to provide services (whether as an employee, director or individual independent contractor) to Parent or one of its Subsidiaries through the date on which such Earnout Stock is issued, as determined by the Parent Board, pursuant to this Section 2.4.”

United States Securities and Exchange Commission

October 2, 2023

As the above provision requires holders of Montana Options’ continued employment or service in order to vest in or be eligible for their Earnout Shares, management determined that 9.0% of the total Earnout Shares are subject to accounting under ASC 718 and would be accounted for as post-combination compensation cost. The pro forma financial statements do not give effect to the recognition of post-combination compensation cost since the vesting of such shares is unpredictable at this point of time.

For the remaining 91.0 % of the Earnout Payments to securityholders of Montana other than holders of Montana Options, the Earnout Payments include a future contingency component related to the Post-Combination Company’s Expected Annualized EBITDA over certain thresholds. No explicit or implied service conditions are included as part of the Merger Agreement terms. There are no employee services or board of director services being provided in exchange for the Earnout Shares; therefore, such Earnout Payments are considered contingent consideration. Since the level of EBITDA is not an input to the fair value of a fixed-for-fixed option under analysis of ASC 815-40-15, equity classification is precluded. For the purpose of the pro forma financial information giving effect to the Business Combination, a liability of Earnout Shares of $76 million is recorded as of the pro forma balance sheet date.

Pursuant to the Merger Agreement, only holders of Montana Common Units, Montana Preferred Units and Montana Options (each an “Eligible Equityholder”) will be eligible to receive Earnout Shares. Holders of Montana Options that were outstanding immediately prior to the Effective Time will be required to continue providing services (whether as an employee, director or individual independent contractor) to Parent or one of its Subsidiaries through the date on which such Earnout Shares are issued in order to be eligible to receive the Earnout Shares. There is no requirement for continued employment with respect to holders of Montana Common Units or Montana Preferred Units. Each Eligible Equityholders will receive Earnout Shares in accordance with such Eligible Equityholder’s pro rata share, which will be calculated by dividing (a) the total number of (i) Montana Common Units issued and outstanding immediately prior to the effective time of the Merger (after giving effect to the conversion of each Montana Preferred Unit to one Montana Class B Common Unit and the conversion of any equity interests issued in the Capital Raise, if any) held by such Eligible Equityholder immediately prior to the effective time of the Merger, plus (ii) Montana Common Units issuable upon the exercise of Montana Options that are outstanding and unexercised and held by such Eligible Equityholder immediately prior to the effective time of the Merger, in each case with the number of Montana Common Units issuable to be calculated on an as-converted basis assuming consummation of the Merger, by (b) the total number of (i) Montana Common Units issued and outstanding immediately prior to the effective time of the Merger (after giving effect to the conversion of each Montana Preferred Unit to one Montana Class B Common Unit and the conversion of equity interests issued in the Capital Raise, if any) held by all Eligible Equityholders immediately prior to the effective time of the Merger, plus (ii) Montana Common Units issuable upon the exercise of Montana Options that are outstanding and unexercised and held by all Eligible Equityholders immediately prior to the effective time of the Merger, in each case with the number of Montana Common Units issuable to be calculated on an as-converted basis assuming consummation of the Merger. As a result, if a holder of Montana Options ceases to provide services (whether as an employee, director or individual independent contractor) to Parent or one of its Subsidiaries prior to the date on which Earnout Shares are issued, and accordingly ceases to be eligible to receive such Earnout Shares, such Earnout Shares will be forfeited and shall not be issued to or otherwise redistributed among the other Eligible Equityholders.

United States Securities and Exchange Commission

October 2, 2023

Anticipated Accounting Treatment, page 57

8.	You disclose that the Montana Equityholders will have the ability to control decisions regarding election and removal of directors and officers of the Post-Combination Company. Please revise your disclosures to clarify how Montana Equityholders will have this ability. In this regard, your disclosure on page 84 appears to indicate that stockholders of XPDB are being asked to elect a number of directors to the Post-Combination Company Board with terms ranging between 2024 and 2026. Please clarify the expected size of the Board of Directors, how may directors XPDB will have the ability to elect and how many directors Montana will have the ability to elect. Please also clarify the agreements that give Montana Equityholders the ability to control decisions regarding election and removal of directors and officers, both at the closing of the Business Combination and in post-closing periods.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 58 and 170 of the Revised Registration Statement. Pursuant to the terms of the Merger Agreement, Montana and XPDB will mutually agree on the persons to be nominated for election to the Post-Combination Company Board. The size of the Post-Combination Company Board and the persons to be nominated for service thereon have not yet been determined, though XPDB and Montana anticipate that Montana will nominate a majority of such members of the Post-Combination Company Board for election by XPDB’s shareholders at the Special Meeting to be held prior to the closing of the Business Combination. Except for the Proposed Charter and Amended and Restated Bylaws of the Post-Combination Company to be adopted at Closing, which generally provide for the election of members of the Post-Combination Company Board by vote of the stockholders of the Post-Combination Company, there are no agreements that give Montana Equityholders the ability to control decisions regarding election and removal of directors and officers at or following the closing of the Business Combination.

Unaudited Pro Forma Condensed Combined Balance Sheet

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

Note (L), page 61

9.	Revise your disclosure to clarify how you determined the fair value of the Earnout Shares, including all significant assumptions used. Please also clarify how you will determine the fair value in periods subsequent to the closing of the Business Combination and provide an estimate of the possible range of outcomes and the related impacts on your income statement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 62 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 64

10.	Tell us how you considered including adjustments for compensation expense relating to the Earnout Shares payable to the holders of Montana Options in your pro forma income statements for the year ended December 31, 2022 and the three months ended March 31, 2023, assuming the Business Combination had been consummated as of January 1, 2022.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that as discussed in its response to the Staff’s comment number 7, the Earnout arrangement includes a future contingency component related to the post-closing entity’s Expected Annualized EBITDA over certain thresholds during a five-year period. The Earnout Shares shall be issued to the holders Montana Options only if such holders continue to provide services through the date on which such Earnout Shares are issued. The pro forma financial statements do not give effect to the recognition of post-combination compensation cost since the vesting of such shares is unpredictable at this point in time.

United States Securities and Exchange Commission

October 2, 2023

11.	Your disclosure on page 115 indicates that any share redemption or other share repurchase that occurs after December 31, 2022, in connection with a business combination, extension vote or otherwise, may be subject to the new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations, provided for by the IR Act that was signed into law on August 16, 2022. Tell us how you considered including adjustments for the impacts of this excise tax relating to the redemption of 18,141,822 shares of XPDB Class A Common Stock on June 7, 2023, as well as the additional redemptions assumed in your “Assuming Maximum Contractual Redemptions Scenario.” If you are unable to estimate this tax, tell us how you considered disclosing the reasons why and a range of possible outcomes.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has disclosed an excise tax payable under both the Minimum Redemption Scenario and the Maximum Redemption Scenario in the Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet on page 59 of the Revised Registration Statement.

Information about XPDB

Permitted Purchases of Our Securities, page 100

12.	We note your disclosure that in connection with the redemption of your shares that the Sponsor, directors, executive officers, advisors or their affiliates may purchase shares or XPDB public warrants in privately negotiated transactions or in the open market either prior to the business combination. Please provide your analysis on how such purchases would comply with Rule 14e-5.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as disclosed on pages 101 and 102 of the Registration Statement, our Sponsor, directors, executive officers, advisors or their affiliates may purchase shares or XPDB public warrants in privately negotiated transactions or in the open market prior to the Business Combination only if we do not conduct redemptions pursuant to the tender offer rules. Furthermore, the disclosure on page 102 of the Registration Statement clarifies that if the purchasers determine at the time of any such purchases that the purchases are subject to the tender offer rules or going private rules under the Exchange Act, the purchasers will comply with such rules. The Company has further revised the disclosure on page 101 of the Revised Registration Statement to further clarify.

Security Ownership of Certain Beneficial Owners and Management of XPDB and the Post-Combination Company, page 120

13.	We note that the current equityholders of Montana Technologies LLC will control 80% of the voting and other dispositive power with respect to the common stock of the post-combination company. Please revise to include the post-combination ownership of any Montana Technologies equityholder that will exceed 5% following the change in control. Include similar revisions for any equityholders that will become directors or officers of the company following the business combination. Refer to Item 403(c) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 123 of the Revised Registration Statement.

United States Securities and Exchange Commission

October 2, 2023

Montana Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Partnerships, page 129

14.	We note that you make several statements regarding the market position of the parties to your partnerships. For example, you state that PNNL is a “leading company and lab,” BASF is “the world’s largest chemical company,” and CATL is “the world’s largest lithium-ion battery manufacturer.” Please disclose the basis for these statements.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 32, 125, 131 and 132 of the Revised Registration Statement.

Growth Strategy and Outlook, page 135

15.	You estimate that “a capital expenditure investment of less than $50 million per production line to coat aluminum contactors will generate approximately $100 million in EBITDA per line for the Company.” Please disclose the basis for this estimate and include all material assumptions and limitations underlying it.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 131 and 139 of the Revised Registration Statement.

The Business Combination

Background of the Business Combination, page 151

16.	We note that your discussion makes reference to certain projected financial information considered by the XPDB board when evaluating the business combination with Montana Technologies. Please revise this discussion to clearly highlight the material assumptions underlying the projections and the limitations of the projections. Further, if the board considered multiple sets of projections other than those referenced here, each should be highlighted in your discussion, including the basis for the board’s belief that the selected projections are reasonable. Finally, disclose the dates of each of the financial analyses conducted by XPDB’s management.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 161 of the Revised Registration Statement. We also refer the Staff to the assumptions and limitations discussed on pages 163, 164 and 165 of the Revised Registration Statement.

United States Securities and Exchange Commission

October 2, 2023

Recommendation of the XPDB Board and Reasons for the Business Combination, page 157

17.	We note your statement that the board decision to recommend the transaction was “including, but not limited to, the following material factors.” Please revise to include, without qualification, the full list of material factors considered by the board when determining whether to recommend the business combination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 162 and 164 of the Revised Registration Statement to clarify that the factors listed are the only factors the board deemed material.

The Business Combination

Recommendation of the XPDB Board and Reasons for the Business Combination, page 157

18.	Your disclosure on page 159 indicates states that the XPDB Board reviewed Montana’s potential manufacturing MOF coating line economics, which illustrate potential annualized EBITDA of $300 million for three lines based on Montana’s sole ownership of production and potential annualized EBITDA of $150 million for three lines based on Montana’s ownership through a 50/50 joint venture. Revise your disclosure to clarify why you considered ownership through a joint venture. Clarify the material terms of any agreements currently in place with a joint venture. If no agreements are currently in place, clarify your basis for disclosing potential annualized EBITDA through a 50/50 joint venture.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 132 through 134 and 162 of the Revised Registration Statement and further refers the Staff to its response to comment number 5 above.

19.	Fully describe the material assumptions used in determining potential annualized EBITDA of $150 million. Clarify it you have any contractual revenue arrangements currently in place and the dollar amounts and terms of such contracts. If no contracts are in place, clarify your basis for assumed revenue and expenses. Also, clarify the time frame over which the potential annualized EBITDA is expected to be achieved and your basis for this assumption. Clarify each significant factor or contingency that would affect achievement of the potential annualized EBITDA and tell us if you prepared a sensitivity analysis or alternative EBITDA calculations taking into consideration possible outcomes as a result of these contingencies.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 163 of the Revised Registration Statement.

United States Securities and Exchange Commission

October 2, 2023

20.	You disclose that XPDB assumed a ten (10) times multiple and applied such multiple to Montana’s potential annualized 50/50 joint venture EBITDA of $150 million. You further disclose that XPDB selected publicly traded companies in two markets, HVAC and water production and processing companies, due to the relationship of Montana’s technology to the HVAC and water harvesting industries, and that the ten (10) times multiple was a discount to the observed average HVAC and water multiples of peer companies. Clarify your basis for selecting the peer companies that you disclose, including the similarities and differences to Montana’s operations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 164 of the Revised Registration Statement.

21.	Clarify whether you believe the potential annualized EBITDA, the pro forma enterprise value and all of the underlying assumptions that you disclose still reflect management’s current views taking into account subsequent events or other changes in circumstances. Update your response through the effectiveness of your registration statement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 166 of the Revised Registration Statement to confirm that management still believes the annualized EBITDA, pro forma enterprise value and underlying assumptions to be reasonable.

Certain Relationships and Related Party Transactions of XPDB

Advisory, Consulting and Service Fees, page 203

22.	We note your disclosure that XMS Capital Partners provided financial advisory services to the company. Please revise to describe the nature of these services and the role of XMS Capital Partners in the current transaction.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 208 of the Revised Registration Statement.

United States Securities and Exchange Commission

October 2, 2023

General

23.	Please provide us with any correspondence between BofA Securities and XPDB relating to the resignation of BofA Securities.

RESPONSE:

The Company respectfully acknowledges the Staff’s request and advises the Staff that correspondence between BofA and XPDB took place primarily by phone. We will provide a copy of BofA’s resignation letter (the “Supplemental Information”) supplementally to the Staff. The Company respectfully requests that, pursuant to Rule 418(b) under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, the Commission not disclose the Supplemental Information, or any portion thereof, or any memoranda, notes, correspondence or other writings made by the Commission or the Staff relating to the Supplemental Information or to any telephone call or meeting with respect thereto, or any copies or extracts of any of the foregoing, in response to any request under the Freedom of Information Act (5 U.S.C. § 522). This request for confidential treatment is being made under Rule 83 of the Commission’s Rules Concerning Information and Requests (17 C.F.R. § 200.83). The Company understands that this submission shall be valid for 10 years from the date hereof. All notices, orders and requests for substantiation of this request for confidential treatment under Rule 83 should be directed to:

Power & Digital Infrastructure Acquisition II Corp.

321 North Clark Street, Suite 2440

Chicago, IL 60654

Attn: Patrick C. Eilers

(312) 262-5642

With a copy to:

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

Attn: Debbie P. Yee, P.C.

(312) 862-7317.

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630 or Lance K. Hancock of Kirkland & Ellis LLP at (801) 877-8120 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

POWER & DIGITAL INFRASTRUCTURE ACQUISITION II CORP.

/s/ Patrick C. Eilers
Name:	Patrick C. Eilers
Title:	Chief Executive Officer

Enclosures

cc:	Debbie P. Yee, P.C., Kirkland & Ellis LLP
Lance K. Hancock, Kirkland & Ellis LLP